UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     WESTIN HOTELS LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                960 377 109
-------------------------------------------------------------------------------
                               (CUSIP Number)

                         THE HARMONY GROUP II, LLC
                         410 PARK AVENUE, SUITE 540
                             NEW YORK, NY 10022
                           ATTN: BRYAN E. GORDON
                               (646) 840-1242


    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)



                             DECEMBER 17, 2003
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 2 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 103, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS
              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                873

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               873

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              873

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.6%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 3 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON/WP VALUE FUND IV, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                873

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               873

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              873

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.6%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 4 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON AVENUE INVESTMENT PARTNERS, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF, WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                3337.4

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               3337.4

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3337.4

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 5 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              THE HARMONY GROUP II, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                10,502

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               10,502

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,502

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.7%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 6 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BRYAN E. GORDON

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES OF AMERICA


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                10,502

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               10,502

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,502

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.7%

     14    TYPE OF REPORTING PERSON

              IN

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 7 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              WINDY CITY INVESTMENTS

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                6,146

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               6,146

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,146

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 8 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON WINDY CITY INVESTMENTS, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                6,146

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               6,146

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,146

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 9 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON INVESTMENT PARTNERS 20, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                6,146

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               6,146

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,146

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 10 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON CAPITAL GROUP, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                7164.6

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               7164.6

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7164.6

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.3%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 11 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 100, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                995.4

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               995.4

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              995.4

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.7%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 12 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 120, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                673.6

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               673.6

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              673.6

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 13 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 112, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                192

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               192

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              192

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 14 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 111, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                1,262

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               1,262

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,262

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.9%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 15 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON LIQUIDITY INVESTORS 119, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                345

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               345

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              345

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 16 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON OPPORTUNITY FUND, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                673.6

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               673.6

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              673.6

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 17 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON VALUE FUND, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                192

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               192

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              192

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 18 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON/WP VALUE FUND V, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                1,262

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               1,262

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,262

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.9%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 19 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON/WP VALUE FUND VII, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                345

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               345

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              345

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 20 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON INVESTMENT PARTNERS 13, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                673.6

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               673.6

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              673.6

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.5%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 21 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON INVESTMENT PARTNERS 11, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                192

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               192

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              192

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 22 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON INVESTMENTS PARTNERS 10, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                1,262

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               1,262

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,262

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.9%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 23 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MADISON INVESTMENT PARTNERS 18, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS
              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                345

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               345

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              345

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%

     14    TYPE OF REPORTING PERSON

              OO

                                SCHEDULE 13D


CUSIP NO. 960 377 109                                         Page 24 of 35

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              THE MADISON AVENUE CAPITAL GROUP II, LLC

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                       (b)|_|

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

              AF


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|


     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE


      NUMBER OF       7    SOLE VOTING POWER

        SHARES                 0

     BENEFICIALLY     8    SHARED VOTING POWER

       OWNED BY                15

         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0

         WITH         10   SHARED DISPOSITIVE POWER

                               15

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              15

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 |_|


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%

     14    TYPE OF REPORTING PERSON

              OO

ITEM 1. Security and Issuer
        -------------------

     This Statement on Schedule 13D relates to the units of limited partnership interests (the "Units") of Westin Hotels Limited Partnership, a Delaware limited partnership ("Westin"). The address of Westin's principal executive offices is 1111 Westchester Avenue, White Plains, New York 10604.

ITEM 2. Identity and Background
        -----------------------

ITEM 2. (a), (b), (c)
        -------------

     This statement is filed by Madison Liquidity Investors 103, LLC, a Delaware limited liability company ("MLI 103"), Madison/WP Value Fund IV, LLC, a Delaware limited liability company ("MVF IV"), Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), Windy City Investments, LLC, a Delaware limited liability company ("Windy City"), Madison Windy City Investments, LLC, a Delaware limited liability company ("MWCI"), Madison Investment Partners 20, LLC, a Delaware limited liability company ("MIP20"), Madison Capital Group, LLC, a Delaware limited liability company ("Madison Capital"), Madison Liquidity Investors 100, LLC, a Delaware limited liability company ("MLI 100"), Madison Liquidity Investors 120, LLC, a Delaware limited liability company ("MLI 120"), Madison Opportunity Fund, LLC, a Delaware limited liability company ("MOP"), Madison Investment Partners 13, LLC, a Delaware limited liability company ("MIP13"), Madison Liquidity Investors 112, LLC, a Delaware limited liability company ("MLI 112"), Madison Value Fund, LLC, a Delaware limited liability company ("MVF"), Madison Investment Partners 11, LLC, a Delaware limited liability company ("MIP11"), Madison Liquidity Investors 111, LLC, a Delaware limited liability company ("MLI 111"), Madison/WP Value Fund V, LLC, a Delaware limited liability company ("MVF V"), Madison Investment Partners 10, LLC, a Delaware limited liability company ("MIP10"), Madison Liquidity Investors 119, LLC, a Delaware limited liability company ("MLI 119"), Madison/WP Value Fund VII, LLC, a Delaware limited liability company ("MVF VII"), Madison Investment Partners 18, LLC, a Delaware limited liability company ("MIP18"), The Madison Avenue Capital Group II, LLC, a Delaware limited liability company ("MACG"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony"), and Bryan E. Gordon (collectively, the "Reporting Persons").

     The controlling member of MLI 103 is MVF IV. The controlling member of MLI 120 is MOP. The controlling member of MLI 112 is MVF. The controlling member of MLI 111 is MVF V. The controlling member of MLI 119 is MVF VII. The controlling member of Windy City is MWCI. The controlling member of MWCI is MIP20. The controlling member of MOF is MIP13. The controlling member of MVF is MIP11. The controlling member of MVF V is MIP10. The controlling member of MVF VII is MIP18. The controlling member of MLI 100, MVF IV, MIP10 and MIP11 is MAIP. The controlling member of MIP13, MIP18 and MIP20 is Madison Capital. The controlling member of MAIP, MACG and Madison Capital is Harmony, of which Mr. Gordon is the Managing Member.

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

     Neither the fact of this filing nor anything contained herein will be deemed an admission by the Reporting Persons that the Reporting Persons constitute a "group" (a "Group"), as such term is used in Section 13(d)(3) of the rules and regulations of the Securities Exchange Act of 1934, or that such a Group exists, and the existence of any such Group is hereby expressly disclaimed.

     Each of the Reporting Persons that is an entity is an investment vehicle. Mr. Gordon is a private investor and the managing director of Harmony.

     The address of the principal business and the principal office of each of the Reporting Persons is 410 Park Avenue, Suite 540, New York, New York 10022.

ITEM 2. (d), (e)
        --------

     During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2. (f)
        ---

     Mr. Gordon is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     As of December 17, 2003, the Reporting Persons collectively beneficially own an aggregate of 10,502 Units, or approximately 7.7% of the outstanding Units, for which they have paid or agreed to pay an aggregate purchase price of approximately $5.581 million.

     Working capital of MAIP, MOF, MVF, MWCI, MVF IV, MVF V, MACG and
MVF VII was used to pay the purchase price for the Units beneficially owned by the Reporting Persons.

ITEM 4. Purpose of Transaction
        ----------------------

     The Reporting Persons purchased the Units for investment purposes.

     On July 7, 2003, Windy City, MWCI, MIP20, Madison Capital, Harmony and Mr. Gordon commenced a tender offer to purchase up to 15% of the outstanding Units at $525 in cash per Unit. The offer expired on August 4, 2003.

     On August 4, 2003, Starwood Hotels & Resorts Worldwide, Inc.
("Starwood") announced that it was considering commencing a tender offer for all of the Units.

     In August, representatives of Windy City contacted representatives of Starwood to explore whether Starwood would be interested in meeting with Windy City.

     On August 14, 2003, Harmony and Mr. Gordon filed a Schedule 13G reflecting their beneficial ownership as of such date of 7,822 Units, or approximately 5.8% of the outstanding Units. At such time, the Reporting Persons did not hold the Units with the purpose or effect of changing or influencing control of Westin.

     On August 20, 2003, Starwood issued a press release announcing that it intended to commence a tender offer for all outstanding Units for a purchase price of $600 in cash per Unit.

     On August 22, 2003, Starwood issued a press release announcing that it intended, in connection with its tender offer, to solicit consents of holders of Units ("Unitholders") to proposals that would faciliate Starwood's acquiring 100% of the Units.

     On August 27, 2003, Starwood filed a preliminary proxy statement relating to Starwood's solicitation of consents of Unitholders to such proposals.

     On October 14, 2003, Mr. Gordon had a meeting with representatives of Starwood to discuss the proposed Starwood offer. At that meeting, Mr. Gordon expressed his belief that, among other things, the proposed offer price did not reflect the fair value of Westin and that Windy City was not likely to tender its Units in the proposed Starwood offer.

     On October 30, 2003, Starwood issued a press release announcing that it was increasing its offer price to $625 in cash per Unit.

     On November 4, 2003, WHLP Acquisition LLC ("Acquisition Sub"), a wholly owned subsidiary of Starwood, commenced a tender offer for all of the outstanding Units (the "Starwood Offer"), at a cash price of $625 per Unit, without interest, reduced by the amount of distributions per Unit, if any, declared or paid by Westin from October 1, 2003 until the date on which Acquisition Sub purchases the Units tendered pursuant to the Starwood Offer. In connection with the Starwood Offer, Acquisition Sub is soliciting consents to proposals (the "Proposals") that would facilitate the transfer of Units to Acquisition Sub and its ability to effect a merger, immediately after completion of the Starwood Offer, of Acquisition Sub or one of its affiliates and Westin (the "Merger").

     On November 13, 2003, MLI 103, MVF IV, MAIP, Harmony and Mr. Gordon (the "14D-9 Filers") filed a Solicitation/Recommendation Statement on
Schedule 14D-9 and mailed a letter to Unitholders advising Unitholders to reject the Starwood Offer, not tender their Units pursuant to the Starwood Offer and vote against the Proposals for the following reasons:

o Improving Hotel Performance and Market Conditions: The operating performance of the Westin Michigan Avenue Hotel (the "Hotel"), Westin's only remaining property, has been steadily improving, and should continue to do so given the economic rebound and recovery of the hotel market. As a result, the 14D-9 Filers believe that Westin and the Unitholders will begin realizing greater value from their investment in the coming months. In fact, the Hotel's RevPar, a key lodging industry benchmark of operating performance, has increased from $99.20 as of September 2002, to $109.72 as of March 2003 and $118.49 as of September 2003 - representing a 19% increase in RevPar over the past year.

o Low Offer Price: The 14D-9 Filers do not believe that the Starwood Offer reflects the fair value of the Units. Additionally, if one considers that Starwood is seeking control, the Starwood Offer seems even lower as no adequate control premium is being offered. The price being offered in the Starwood Offer for the Units is much less than Unitholders would receive either through a liquidation of the Hotel today, or through a liquidation at some future time after the hotel market further improves.

o Conflicts of Interest: Starwood owns Westin's general partner (the "General Partner") as well as the entity making the Starwood Offer, Acquisition Sub. Presumably, Acquisition Sub has the best interests of Starwood's shareholders in mind, which means that Acquisition Sub will purchase Units for as little as possible to maximize value for Starwood's shareholders. This conflicts with the General Partner's fiduciary duty to maximize the value of the Units.

o Improper Process: The 14D-9 Filers do not believe that Starwood has undertaken a fair and proper process, nor properly upheld its duty as General Partner. Starwood has disclosed that Unitholders would not get appraisal or dissenter's rights in the Starwood Offer or the Merger. The sale to Starwood would take place without the benefit of an appraisal of or a marketing effort for the Hotel. Starwood is taking advantage of Unitholders in its role of General Partner, in an effort to solely benefit Starwood itself and its shareholders.

     On November 18, 2003, Westin filed a Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the Starwood Offer (the "Schedule 14D-9"). The General Partner stated in the Schedule 14D-9 that it is not expressing an opinion, or making a recommendation, and is remaining neutral with respect to the Starwood Offer. The General Partner also disclosed in the Schedule 14D-9 that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. rendered an opinion to the effect that, as of the date of such opinion, the consideration to be received by a Unitholder in the Starwood Offer is not fair to a Unitholder from a financial point of view.

     In light of the Reporting Persons' belief that the Starwood Offer does not fairly reflect Westin's value, the Reporting Persons have determined to explore alternatives that would provide greater value for their Units. These alternatives include, without limitation, increasing the Reporting Persons' ownership of Units (by private purchase, in the open market, by tender offer or otherwise), and acquiring or seeking to acquire control of Westin or the Hotel by merger, asset acquisition, tender offer, privately negotiated transactions, proxy solicitation (including, without limitation, solicitations of consents to purchase the Hotel or amend Westin's Partnership Agreement to facilitate a sale of the Hotel) or other means. The Reporting Persons have not yet determined which of such alternatives, if any, they will pursue and they may elect not to pursue any alternatives.

     In addition, the Reporting Persons intend to vigorously oppose any offer (whether by Starwood or any other party) to acquire Westin, the Units or the Hotel at a price that does not reflect, in their view, a fair value of Westin, the Units or the Hotel, as the case may be.

     Except as set forth above, as of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

ITEM 5. (a), (b)
        --------

     As of December 17, 2003, the Reporting Persons collectively beneficially own an aggregate of 10,502 Units. This represents beneficial ownership of approximately 7.7% of the issued and outstanding Units. In the aggregate, the Reporting Persons have:

          (i) sole power to vote or to direct the vote of 0 Units.

          (ii) shared power to vote or to direct the vote of 10,502 Units.

          (iii) sole power to dispose or to direct the disposition of 0
Units.

          (iv) shared power to dispose or to direct the disposition of 10,502 Units.

     Individual beneficial ownership for each Reporting Person is listed on the cover pages of this Schedule 13D.

ITEM 5. (c)
        ---

     Set forth below is a list of contractual arrangements that the Reporting Persons have entered into to purchase Units during the 60-day period immediately preceding the date of this Schedule 13D. All of such arrangements were entered into by Windy City.


DATE OF CONTRACTUAL        NUMBER OF         NUMBER OF UNITS       PRICE OF UNITS       SELLER(S) (OR
    ARRANGEMENTS          CONTRACTUAL        CONTRACTED TO BE     CONTRACTED TO BE      INTERMEDIARY,
                         ARRANGEMENTS       PURCHASED ON SUCH     PURCHASED ON SUCH     AS APPLICABLE)
                        ENTERED INTO ON            DATE                  DATE
                           SUCH DATE

  October 21, 2003             1                    20                 $600.00            Individual

  October 24, 2003             1                    30                 $550.00            Individual

  October 28, 2003             1                    15                 $554.00            Individual



ITEM 5. (d)
        ---

     Non-controlling members of each Reporting Person that is an entity may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Units beneficially owned by such Reporting Person. Except for such non-controlling members, each of the Reporting Persons affirms that, to the best of its knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units.

ITEM 5. (e)
        ---

     Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -----------------------------------

     The Reporting Persons have acquired Units by entering into Agreements of Assignment and Transfer for Limited Partnership Interests in Westin Hotels Limited Partnership (each, an "Agreement") with the various sellers of those Units. Each Agreement provides for the purchase and sale of specific Units at a specific purchase price. A Form of Agreement (the "Form") is attached as Exhibit 1 to this Schedule 13D. The terms of the Form are representative of the terms of the Agreements.

     Except as set forth above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Westin.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------

1. Form of Agreement of Assignment and Transfer for Limited Partnership Interests in Westin Hotels Limited Partnership

2.   Joint Filing Agreement

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2003


MADISON LIQUIDITY INVESTORS 103, LLC
By: Madison/WP Value Fund IV, LLC,
         its managing member
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director


MADISON/WP VALUE FUND IV, LLC
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON AVENUE INVESTMENT PARTNERS, LLC
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director


THE HARMONY GROUP II, LLC
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

/s/ Bryan E. Gordon
------------------------
BRYAN E. GORDON

WINDY CITY INVESTMENTS, LLC
By: Madison Windy City Investments, LLC,
         its managing member
By: Madison Investment Partners 20, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON WINDY CITY INVESTMENTS, LLC
By: Madison Investment Partners 20, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON INVESTMENT PARTNERS 20, LLC
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON CAPITAL GROUP, LLC
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS 119, LLC
By: Madison/WP Value Fund VII, LLC,
         its managing member
By: Madison Investment Partners 18, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON/WP VALUE FUND VII, LLC
By: Madison Investment Partners 18, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON INVESTMENT PARTNERS 18, LLC
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS 111, LLC
By: Madison/WP Value Fund V, LLC,
         its managing member
By: Madison Investment Partners 10, LLC,
         its managing member
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON/WP VALUE FUND V, LLC
By: Madison Investment Partners 10, LLC,
         its managing member
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:   /s/ Bryan E. Gordon
     ------------------------------
        Bryan E. Gordon, Managing Director

MADISON INVESTMENT PARTNERS 10, LLC
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS 112, LLC
By: Madison Value Fund, LLC,
         its managing member
By: Madison Investment Partners 11, LLC,
         its managing member
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON VALUE FUND, LLC
By: Madison Investment Partners 11, LLC,
         its managing member
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

THE MADISON AVENUE CAPITAL GROUP II, LLC
 By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON INVESTMENT PARTNERS 11, LLC
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS 120, LLC
By: Madison Opportunity Fund, LLC,
         its managing member
By: Madison Investment Partners 13, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON OPPORTUNITY FUND, LLC
By: Madison Investment Partners 13, LLC,
         its managing member
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON INVESTMENT PARTNERS 13, LLC
By: Madison Capital Group, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director

MADISON LIQUIDITY INVESTORS 100, LLC
By: Madison Avenue Investment Partners, LLC,
         its managing member
By: The Harmony Group II, LLC,
         its managing member
By:    /s/ Bryan E. Gordon
     ---------------------------------
        Bryan E. Gordon, Managing Director